Exhibit 3
Icahn Enterprises L.P. Announces Definitive Agreement to
Sell American Railcar Industries, Inc. At Value of Approximately $1.75 Billion

NEW YORK, NEW YORK, October 22, 2018  -- Icahn Enterprises L.P.(NASDAQ:  IEP) ("Icahn Enterprises") announced that its majority-owned subsidiary, American Railcar Industries, Inc. (“ARI”), today entered into a definitive agreement to merge with a wholly-owned subsidiary of ITE Rail Fund L.P., managed by ITE Management L.P., at a price of $70.00 per share, which is 51% above the October 19, 2018 closing price of $46.29.  The transaction is valued at approximately $1.75 billion (including ARI’s net indebtedness), which is a great result for all ARI shareholders.

Icahn Enterprises first acquired its majority interest in ARI in 2010.  At that time, we deployed our activist modus operandi and guided the company towards growth and increased profitability, enhancing value for all IEP unitholders.  With today’s transaction, IEP’s investment in ARI has generated a total return of 423%, for a profit of approximately $757.2 million.

Carl C. Icahn, Chairman of Icahn Enterprises, stated: “ARI is one of America’s great companies.  As one of the leading railcar manufacturers, it has played an important role in infrastructure development and economic growth throughout North America.  I thank the management team and all our dedicated employees.  You built a tremendous company and without you, we would not have achieved this great result.”

The transaction is expected to close in the fourth quarter of 2018, subject to termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. The transaction is not subject to any further due diligence or any financing conditions.

About Icahn Enterprises L.P.

Icahn Enterprises, a master limited partnership, is a diversified holding company engaged in nine primary business segments: Investment, Automotive, Energy, Mining, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

About American Railcars Industries, Inc.

ARI is a prominent North American designer and manufacturer of hopper and tank railcars. ARI provides its railcar customers with integrated solutions through a comprehensive set of high quality products and related services. ARI manufactures and sells railcars, custom designed railcar parts, and other industrial products. ARI and its subsidiaries also lease railcars manufactured to certain markets, and ARI manages these leased railcars in-house. In addition, ARI and its subsidiaries provide railcar repair services through its various repair facilities, including mini-shops and mobile units, offering a range of services from full to light repair.

About ITE Management L.P.

ITE Management, an affiliate of ITE Rail Fund L.P., is an investment firm targeting industrial and transportation assets and companies, and related industries and services with a critical focus on investments that generate current cash. ITE Management’s investment strategies focus on broad macro-economic themes.  The principals of ITE Management are seasoned industry professionals in investments, investment management, banking and manufacturing and leasing with an average of over 25 years of experience.

Caution Concerning Forward-Looking Statements

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors, including risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the private funds in which we invest, losses in the private funds and loss of key employees; risks related to our ability to continue to conduct our activities in a manner so as to not be deemed an investment company under the Investment Company Act of 1940, as amended; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our energy business, including the volatility and availability of crude oil, other feed stocks and refined products, unfavorable refining margin (crack spread), interrupted access to pipelines, significant fluctuations in nitrogen fertilizer demand in the agricultural industry and seasonality of results; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our mining operations, including the volatility of the global price of iron ore and global demand levels for iron ore; risks related to our food packaging activities, including competition from better capitalized competitors, inability of its suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. Past performance in our Investment segment is not indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

Contact:
Investor Contact:
SungHwan Cho
Chief Financial Officer
(212) 702-4300

Source: Icahn Enterprises L.P.